Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in Endava plc (“Endava”, or the “Company”) you should forward this document and any accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The registered office of Endava plc is 125 Old Broad Street, London EC2N 1AR, United Kingdom. Tel: +44 20 7367 1000. Endava plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 5722669.

www.endava.com

Endava plc

Notice of Annual General Meeting 2024

To be held at:

the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom.

On:

Thursday 12 December 2024, commencing at 2:30 p.m. London time (9:30 a.m. EST).

How to vote

Endava plc has two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.

Class A ordinary shares are capable of being held in certificated form or dematerialised and held in CREST. Class A ordinary shares may also be represented by American Depositary Shares (“ADSs”). Class B ordinary shares are only capable of being held in certificated form. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer.

The holders of Class A ordinary shares are entitled to one vote per share and the holders of Class B ordinary shares are entitled to 10 votes per share, in each case on all matters that are subject to shareholder vote.

Your votes matter. If you cannot attend the 2024 annual general meeting (the “AGM”), please vote your shares by appointing a proxy.

For more information:

–	holders of Class A ordinary shares and Class B ordinary shares should refer to the notes on pages 12 to 14;
–	holders of Class B ordinary shares should, in addition, refer to the notes on page 15; and
–	holders of ADSs should refer to the notes on pages 16 to 17.

How to attend

Persons intending to attend and vote at the AGM in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing shareholderenquiries@linkgroup.co.uk with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

Please bring your admission card, if you have one. If you receive your notifications by email, you will be asked to show a copy, either on an electronic device or as a print-out. Please be prepared to provide evidence of your shareholding and/or identity. If you are bringing a guest, please let us know in advance.

If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that shareholder, including their admission card if possible. This includes people appointed as proxies, corporate representatives and those with power of attorney. For more information, see the notes on pages 20 to 22.

How to order paper copies

You can order a paper copy of this notice or any other company report at www.endava.com.

Chairman’s letter

Dear Shareholder,

2024 Annual General Meeting of Endava plc

I am pleased to confirm that the 2024 Annual General Meeting of Endava plc will take place at 2:30 p.m. London time (9:30 a.m. EST) on Thursday 12 December 2024 at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ United Kingdom.

Business of the AGM

The business we will discuss at the AGM is made up of resolutions that are regularly brought to shareholders. Full details of the financial year in review are set out in the Company’s annual accounts for the financial year ended 30 June 2024 and the associated reports of the Directors and auditors (the “2024 Annual Report and Accounts”) and also in the Company’s 2024 Annual Report on Form 20-F, which can be found at https://investors.endava.com/financials/AGM.

The formal notice of AGM and the resolutions to be proposed at the AGM are set out on pages 5 to 7 of this notice. The following is a brief summary of the items of business:

•	Resolution 1 relates to the receipt and adoption of the 2024 Annual Report and Accounts.
•	Resolution 2 relates to the approval of the Directors’ remuneration report which is set out on pages 97 to 133 of the 2024 Annual Report and Accounts (the “Directors’ Remuneration Report”).
•	Resolutions 3 and 4 relate to the re-appointment and remuneration of the auditor, respectively.
•	Resolutions 5 to 12 relate to the re-election of members of the board of directors (the “Board” or “Directors”) in accordance with the Company’s articles of association (the “Articles”).

Recommendation

The formal notice of AGM is set out on pages 5 to 7 of this notice and an explanation of each of the resolutions to be considered at the AGM may be found on pages 8 to 11 of this notice. The Directors consider that all of the resolutions that are being proposed at the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company.

Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions as each of the Directors with personal holdings of shares in the Company intends to do in respect of their own beneficial holdings, which amount to 46.28% in aggregate of the voting rights as at Friday 8 November 2024 being the latest practicable date before publication of this notice.

Chairman’s letter

Your votes do matter. Further information about how to vote at and attend the AGM is given on pages 12 to 22 of this notice.

I intend to serve as Chairman of the AGM. If I am appointed proxy, I will, of course, vote in accordance with any instructions given to me. If I am given discretion on how to vote, I will vote in favour of each of the resolutions proposed at the AGM.

Thank you for your ongoing support of Endava plc and I look forward to seeing you at the AGM.

Yours faithfully,

Trevor Smith

Chairman

12 November 2024

Notice of 2024 Annual General Meeting

Notice is hereby given that the 2024 Annual General Meeting (the “AGM”) of Endava plc (the “Company”) will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom on Thursday 12 December 2024 commencing at 2:30 p.m. London time (9:30 a.m. EST), for the transaction of the following business.

The Company has two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.

Class A ordinary shares are capable of being held in certificated form or dematerialised and held in CREST. Class A ordinary shares may also be represented by American Depositary Shares (“ADSs”). Class B ordinary shares are only capable of being held in certificated form. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer.

The holders of Class A ordinary shares are entitled to one vote per share and the holders of Class B ordinary shares are entitled to 10 votes per share, in each case, on all matters that are subject to shareholder vote.

This notice is being sent to you because, as of Friday 8 November 2024 (being the latest practicable date before publication of this notice), you are registered as a holder of Class A ordinary shares or Class B ordinary shares in the register of members of the Company. However, this notice will also be made available to holders of ADSs and contains information relevant to holders of ADSs.

Resolutions 1 to 12 will be proposed as ordinary resolutions. That means that for each of the resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

You can order a paper copy of this notice or any other Company report free of charge at https://investors.endava.com/financials/AGM. Copies will also be available at the AGM.

Ordinary resolutions

Resolution 1

Report and accounts

To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2024 and the associated reports of the Directors and auditors (the “2024 Annual Report and Accounts”). See notes on page 8.

Resolution 2

Directors’ Remuneration Report

To approve the Directors’ Remuneration Report contained in the 2024 Annual Report and Accounts. See notes on page 8.

Notice of 2024 Annual General Meeting

Resolution 3

Re-appointment of auditor

To re-appoint PricewaterhouseCoopers LLP as the Company’s auditor to act as such until the conclusion of the next general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the “Companies Act”) are complied with. See notes on page 8.

Resolution 4

Remuneration of auditor

To authorise the Board to determine the auditor’s remuneration. See notes on page 8.

Resolution 5

Director re-election

To re-elect Mr. J Cotterell as a Director. See biography on page 9.

Resolution 6

Director re-election

To re-elect Mr. M Thurston as a Director. See biography on page 9.

Resolution 7

Director re-election

To re-elect Mr. P Butcher as a Director. See biography on pages 9 and 10.

Resolution 8

Director re-election

To re-elect Ms. S Connal as a Director. See biography on page 10.

Resolution 9

Director re-election

To re-elect Mr. B Druskin as a Director. See biography on page 10.

Resolution 10

Director re-election

To re-elect Ms. K Hollister as a Director. See biography on pages 10 and 11.

Resolution 11

Director re-election

To re-elect Mr. D Pattillo as a Director. See biography on page 11.

Resolution 12

Director re-election

To re-elect Mr. T Smith as a Director. See biography on page 11.

Notice of 2024 Annual General Meeting

The results of polls taken on the resolutions at the AGM and any other information required by the Companies Act will be made available on the Company’s website (https://investors.endava.com/financials/AGM) as soon as reasonably practicable following the AGM and for the required period thereafter.

BY ORDER OF THE BOARD

Rohit Bhoothalingam Company Secretary 12 November 2024

The registered office of Endava plc is 125 Old Broad Street, London EC2N 1AR, United Kingdom. Tel: +44 20 7367 1000. Endava plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 5722669.

Notes to resolutions

Notes to resolution 1

Report and accounts

The Directors are required by the Companies Act to lay before the company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the company in respect of each financial year. For the Company’s financial year ended 30 June 2024, these are all contained in the 2024 Annual Report and Accounts.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the 2024 Annual Report and Accounts, a copy of which may be found at: https://investors.endava.com/financials/AGM.

Notes to resolution 2

Directors’ Remuneration Report

Resolution 2 seeks shareholder approval for the Annual Statement by the Chairman of the Remuneration Committee and Annual Report on Remuneration which can be found on pages 97 to 133 (inclusive) of the 2024 Annual Report and Accounts. The Directors’ report on remuneration sets out details of each Director’s remuneration during the financial year ended 30 June 2024. In accordance with the relevant regulations, the resolution is an advisory vote and non-binding and does not affect the remuneration already paid to any Director.

Notes to resolutions 3 and 4

Re-appointment of auditor and determination of auditor’s remuneration

Resolution 3 seeks shareholder approval for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2025.

Resolution 4 seeks shareholder approval to authorise the Directors to determine the auditor’s remuneration.

Notes to resolutions 5 to 12

Re-election of Directors

All of the Directors are required by the Articles to retire and offer themselves for re-election at each AGM. In accordance with this requirement, each of Mr. J Cotterell, Mr. M Thurston, Mr. P Butcher, Ms. S Connal, Mr. B Druskin, Ms. K Hollister, Mr. D Pattillo and Mr. T Smith will retire and offer themselves for re-election as Directors at the AGM.

The nominating and corporate governance committee of the Board (the “Nominating Committee”) identifies, evaluates and recommends to the Board candidates for appointment or reappointment as Directors and for appointment as company secretary.

Notes to resolutions

The Nominating Committee regularly reviews the diversity, mix of skills, experience and knowledge of the Board and seeks to ensure an orderly succession of Directors. The outside directorships and broader commitments of the non-executive directors (including time commitments) are also monitored by the Nominating Committee. The Nominating Committee’s reasons for the re-election of Directors are set out with the biography of each Director, as are descriptions of the Directors’ skills and experience.

In respect of each of the non-executive Directors, the Board has fully considered whether each Director is free from any relationship that could materially interfere with the exercise of his or her independent judgement. The Board has determined that each of these non-executive directors is considered to be independent as that term is defined under the rules of the New York Stock Exchange.

All Directors so standing are recommended by the Board for re-election.

Resolution 5

John Cotterell – Chief Executive Officer and Director

John Cotterell founded the Company and has served as the Company’s Chief Executive Officer and as a member of the Board since the Company’s inception in February 2000. Mr. Cotterell holds a B.Eng. from the University of Bristol and an M.B.A. from the Alliance Manchester Business School. The Board believes that Mr. Cotterell’s leadership of the Company since its inception and experience with information technology companies prior to founding the Company provide him with the qualifications and skills to serve as a director.

Resolution 6

Mark Thurston – Chief Financial Officer and Director

Mark Thurston has served as the Company’s Chief Financial Officer and as a member of the Board since April 2015. From May 2011 to March 2015, Mr. Thurston served as Group Finance Director at Paragon Education and Skills Ltd. Mr. Thurston holds a Physics degree from Durham University and is a member of the Institute of Chartered Accountants in England and Wales. The Board believes that Mr. Thurston’s perspective and experience as our Chief Financial Officer provide him with the qualifications and skills to serve as a director.

Resolution 7

Patrick Butcher – Independent Director

Patrick Butcher has served as a member of the Board since May 2023. Mr. Butcher most recently served as Group Chief Financial Officer of the Headlam Group plc from April 2022 until March 2023. From January 2019 to November 2020, he served as Group Chief Financial Officer at Capita plc. Prior to that, Mr. Butcher served as Chief Financial Officer at various companies including The Go-Ahead Group plc, Network Rail Limited, English, Welsh and Scottish Railway and Mapeley Limited. Mr. Butcher received his B. Compt. (Hons) in Accounting and Finance from the University of South Africa and is a qualified Chartered Accountant (South Africa). The Board believes that Mr. Butcher’s financial expertise and his

Notes to resolutions

significant leadership experience provide him with the qualifications and skills to serve as a director.

Resolution 8

Sulina Connal – Independent Director

Sulina Connal has served as a member of the Board since September 2019. Since April 2020, she has been working on partnerships at Google and is currently Managing Director of News and Books Partnerships for EMEA. Previously, Ms. Connal served as the Director of Mobile and Connectivity Partnerships at Facebook from October 2017 to April 2020. Prior to that, from April 2014 until September 2017, she served as the Senior Vice President of Strategic Partnerships at Orange. Ms. Connal holds an M.A. from the University of Oxford. The Board believes that Ms. Connal’s business experience provides her with the qualifications and skills to serve as a director.

Resolution 9

Ben Druskin – Independent Director

Ben Druskin has served as a member of the Board since September 2017. Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017 and as a member of the board of directors of Global Synergy Acquisition Corp. between October 2020 and August 2022. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. The Board believes that Mr. Druskin’s expertise in capital raisings and mergers and acquisitions provides him with the qualifications and skills to serve as a director.

Resolution 10

Kathryn Hollister – Independent Director

Kathryn Hollister has served as a member of the Board since October 2022. Since June 2021, Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. and as a member of the board’s audit and compensation committees. Ms. Hollister was an active partner at Deloitte for over 25 years until September 2020, where she served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 until 2019 and in a variety of leadership roles, including Chief Strategy Officer of Deloitte Tax LLP (USA), managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister served multiple academic and charitable organisations and currently serves on the boards of trustees of Duke University, University of Cincinnati Health Foundation and the Cincinnati Museum Center as

Notes to resolutions

well as 318 Foundation. A lawyer (licensed, registered inactive, in State of Ohio) and a certified public accountant (licensed, active in the State of Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law. The Board believes that Ms. Hollister’s significant experience as a director and in corporate leadership positions provides her with the qualifications and skills to serve as a director.

Resolution 11

David Pattillo – Independent Director

David Pattillo has served as a member of the Board since January 2017. From February 2014 to January 2019, Mr. Pattillo served as the Chief Financial Officer and member of the board of directors of ClearStar, Inc. From August 2010 to present, Mr. Pattillo serves as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an M.B.A. from the University of Georgia – Terry College of Business. The Board believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director.

Resolution 12

Trevor Smith – Chairman

Trevor Smith has served as a member of the Board since June 2013 and as the Company’s Chairman since July 2016. Prior to his retirement, Mr. Smith held various roles at Goldman, Sachs & Co., an investment bank, including Chief Information Officer for the EMEA Region from January 2000 to September 2009 and in a part-time Business Resiliency & Crisis Management and Special Project role from March 2010 until June 2013. Mr. Smith holds a B.Sc. in Economics from UCW Aberystwyth. The Board believes that Mr. Smith’s experience in information technology and delivery of large projects provide him with the qualifications and skills to serve as a director.

Shareholder notes on voting

Holders of Class A ordinary shares or Class B ordinary shares

How to attend the AGM?

Persons intending to attend and vote at the AGM in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing shareholderenquiries@linkgroup.co.uk with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

When is my voting entitlement fixed?

Only those holders of Class A ordinary shares or Class B ordinary shares registered in the Company’s register of members at close of business at 6:00 p.m. London time (1:00 p.m. EST) on Tuesday 10 December 2024 (or, if the AGM is adjourned, at 6:00 p.m. London time (1:00 p.m. EST) on the day which is two days prior to the adjourned meeting (excluding non-working days)), shall be entitled to attend, speak or vote at the AGM. Your voting entitlement will depend on the number of Class A ordinary shares and Class B ordinary shares that you hold at that time. Changes to the register of members after this deadline shall be disregarded in determining the rights of any person to vote at the AGM.

I can’t attend the meeting but want to vote – what do I do?

If you are a registered holder and cannot attend the AGM, you can appoint the chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder but must attend the AGM for your vote to be counted. If you appoint someone other than the chair as your proxy, they will need a QR code to access the meeting venue. Please refer to the question “How to attend the AGM?” above for details. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the shareholder. If a shareholder wishes to appoint more than one proxy they may do so at www.endava-shares.com.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

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by registering on the Endava shares portal at www.endava-shares.com. To be effective, the proxy vote must be submitted at www.endava-shares.com so as to have been received by the Company’s registrar not less than 48 hours (excluding weekends and public holidays) before the time appointed for the meeting or any adjournment of it;

Shareholder notes on voting cont’d

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by paper proxy form, if requested. If you require a paper proxy form, please contact our registrar, Link Group by email at shareholderenquiries@linkgroup.co.uk or you may call Link on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. - 5:30 p.m. London time (4:00 a.m. – 12:30 p.m. EST), Monday to Friday excluding public holidays in England and Wales;

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in the case of holders of Class A ordinary shares that are CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the formal notice of AGM on pages 20 to 22; or

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if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform in accordance with the procedures set out in the notes to the formal notice of AGM on pages 20 to 22.

By registering on the portal at www.endava-shares.com, you can manage your shareholding, including:

–	casting your vote;

–	updating your address; and

–	selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted must be returned to the Company’s registrar, Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL. If a paper form of proxy is requested from the registrar, it should be completed and returned to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours (excluding weekends and public holidays) before the time of the meeting. Any alterations to a paper form must be initialled.

If you need help with voting online, or require a paper proxy form, please contact our registrar, Link Group by email at shareholderenquiries@linkgroup.co.uk, or you may call Link on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. - 5:30 p.m. London time (4:00 a.m. - 12:30 p.m. EST), Monday to Friday excluding public holidays in England and Wales.

Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

If you are appointing a person other than the chair of the AGM as your proxy, you will also need to give the admission card to your proxy to bring to the AGM, along with photographic proof of their identity.

Shareholder notes on voting cont’d

Proxies not properly notified to the Company’s registrar, Link Group, may be denied access to the AGM and will be unable to vote. Giving your admission card to your proxy is not sufficient – they must also be appointed in advance using one of the above methods.

If you own shares jointly and more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Company’s registrar, Link Group, by 2:30 p.m. London time (9:30 a.m. EST) on Tuesday 10 December 2024 (or, if the AGM is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned AGM). If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new voting instruction at any time before the time and date above.

The voting instruction received last will be the one that is followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

If a shareholder wishes to appoint more than one proxy they may do so at www.endava-shares.com.

Corporate shareholders may either appoint one or more proxies online via www.endava-shares.com or via CREST or Proxymity, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

Shareholder notes on voting cont’d

Holders of Class B ordinary shares

I am a CREST member – can I use the CREST system to vote?

Holders of Class B ordinary shares will not be able to use the CREST system to vote. Such shareholders must vote online via www.endava-shares.com or by requesting a paper form of proxy.

I have a power of attorney from a holders of Class B ordinary shares – how can I vote?

You should vote using the online portal at www.endava-shares.com. Please refer to the question “I can’t attend the meeting but want to vote – what do I do?” for more information. You should ensure that you have been appointed as a proxy via www.endava-shares.com and that Link Group have received the valid power of attorney by 2:30 p.m. London time (9:30 a.m. EST) on Tuesday 10 December 2024.

Shareholder notes on voting cont’d

Holders of ADSs

When is my voting entitlement fixed?

To vote at the AGM you must be a registered holder of ADSs at 5:00 p.m. EST (or 10:00 p.m. London time) on Wednesday 6 November 2024. Your voting entitlement will depend on the number of ADSs you hold at that time.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

Given the greater number of votes per share attributed to Class B ordinary shares, these shareholders will, assuming no dispositions of Class B ordinary shares by such shareholders between Friday 8 November 2024 (the latest practicable date before publication of this notice) and Thursday 12 December 2024 (the date of the AGM), collectively beneficially hold shares representing approximately 75.61% of the voting rights of the outstanding share capital. Further, John Cotterell, the Chief Executive Officer of Endava, will beneficially hold Class B ordinary shares representing approximately 45.68% of the voting rights of the outstanding share capital of Endava. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders.

How can you attend the AGM in person?

If you wish to attend the AGM in person, you must give notice to the Company of your attendance by completing and delivering a Notice of Attendance to Citibank, N.A. in its capacity as ADS depositary (the “Depositary”) and Transfer Agent for Endava’s ADS program at P.O. BOX 43077, Providence, Rhode Island 02940-3077 prior to 10:00 a.m. EST (3:00 p.m. London time) on Monday 9 December 2024.

You will also need to make arrangements with your broker to provide evidence of your ADS holdings as of 5:00 p.m. EST on Wednesday 6 November 2024, the ADS record date. To do so, you should contact Citibank, N.A. – ADR Shareholder Services at 1-877-CITI-ADR (toll free) or 1-781-575-4555 (outside USA) (Monday – Friday, 8:30 a.m. – 6:00 p.m. EST).

You will also need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing shareholderenquiries@linkgroup.co.uk with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

How to vote your ADSs

You can instruct the Depositary to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

Shareholder notes on voting cont’d

If you hold your ADSs via a bank, broker or nominee, you will need to contact your bank, broker or nominee to submit your vote through them and complete the paperwork required by their deadlines, as applicable.

By when do I have to submit my vote?

Paper voting instructions, including any amendments, must be received by the Depositary by 10:00 a.m. EST (3:00 p.m. London time) on Monday 9 December 2024.

If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement between the Company and the Depositary, your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction, if you hold registered American Depositary Receipts.

The voting instruction received last will be the one that is followed.

If you hold your ADSs via a bank, broker, or nominee then you should contact the relevant institution to amend your vote.

I hold my shares in “street name” – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs. If you wish to attend the AGM, you will need to bring with you evidence of your share ownership in the form of a currently dated letter from your bank or broker and photographic ID. On verification of such evidence, you may attend the AGM but may not speak or vote your shares at the AGM.

Other information

A copy of this notice and other information required by the Companies Act can be found at https://investors.endava.com/financials/AGM/.

Information rights

Under the Companies Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy.

Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the AGM, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Companies Act and writes to you directly for a response.

Statements related to the audit

Members satisfying the thresholds in section 527 of the Companies Act can require the Company to publish a statement on its website setting out any matter relating to:

a.	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and

b.	any circumstances connected with an auditor of the Company ceasing to hold office since the last AGM, that the members propose to raise at the AGM.

The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The Company must forward a copy of the statement to the

Other information

auditors when it publishes the statement on the website. The business which may be dealt with at the AGM includes any such statement that the Company has been required to publish on its website.

Shareholder requisition rights

Members satisfying the thresholds in section 338 of the Companies Act can require the Company:

a.	to give, to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved, and which those members intend to move, at the AGM; and

b.	to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may properly be included in the business at the AGM,

provided in each case that the requirements of those sections are met and provided that the request is received by the company not later than six clear weeks before the AGM or, if later, the time at which notice is given of the AGM.

Total voting rights and share capital

The Company has two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.

Class A ordinary shares are capable of being held in certificated form or dematerialised and held in CREST. Class A ordinary shares may also be represented by ADSs. Class B ordinary shares are only capable of being held in certificated form. The rights of the holders of Class A ordinary shares and Class B ordinary and holders of ADSs are identical, except with respect to voting, conversion and transfer.

The holders of ADSs or Class A ordinary shares (not represented by ADSs) are entitled to one vote per share and the holders of Class B ordinary shares are entitled to 10 votes per share, in each case on all matters that are subject to shareholder vote.

As at Friday 8 November 2024 (the latest practicable date before the publication of this notice), the issued share capital of the Company was comprised of 45,383,891 Class A ordinary shares and 14,070,512 Class B ordinary shares with a nominal value of £0.02 per share, respectively.

Therefore, the total number of voting rights as at Friday 8 November 2024 (the latest practicable date before publication of this notice) was 186,089,011.

Other information

Notes:

1.

Shareholders, or their proxies, intending to attend the AGM in person are requested, if possible, to arrive at the AGM venue at least 20 minutes prior to the commencement of the AGM at 2:30 p.m. London time (9:30 a.m. EST) on Thursday 12 December 2024, so that their shareholding may be checked against the Company’s Register of Members and attendances recorded. Persons intending to attend and vote at the AGM in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing shareholderenquiries@linkgroup.co.uk with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

2.	You can vote either:

2.1.

by registering on the Endava shares portal at www.endava-shares.com. To be effective, the proxy vote must be submitted at www.endava-shares.com so as to have been received by the Company’s registrar not less than 48 hours (excluding weekends and public holidays) before the time appointed for the meeting or any adjournment of it;

2.2.

by paper form, if requested. If you require a paper proxy form, please contact our registrar, Link Group by email at shareholderenquiries@linkgroup.co.uk, or you may call Link on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. – 5:30 p.m. London time, Monday to Friday excluding public holidays in England and Wales. If a paper form of proxy is requested from the registrar, it should be completed and returned to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours (excluding weekends and public holidays) before the time of the meeting;

2.3.	in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

2.4.	if you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform in accordance with the procedures set out below.

Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

3.

If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.

4.

In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

5.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority

Other information

shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.

The return of a completed form of proxy, appointing a proxy electronically via the Proxymity platform, electronic filing or any CREST Proxy Instruction (as described in note 8 below) will not prevent a shareholder from attending the AGM and voting in person if they wish to do so.

7.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID RA10) by 2:30 p.m. London time (9:30 a.m. EST) on Tuesday 10 December 2024. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

10.

If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 2:30 p.m. London time (9:30 a.m. EST) on Tuesday 10 December 2024 in order to be considered valid or, if the meeting is adjourned, by the time which is 48 hours (excluding weekends and public holidays) before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote.

Other information

11.

Unless otherwise indicated on the Form of Proxy, CREST voting, Proxymity or any other electronic voting channel instruction, the proxy will vote as (s)he thinks fit or, at his/her discretion, withhold from voting.

12.

Under Section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the Auditor’s Report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with Section 437 of the Companies Act (in each case) that the shareholders propose to raise at the relevant meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM for the relevant financial year includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

13.

Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.

14.

The following documents are available for inspection during normal business hours at the registered office of the Company on any business day from the date of this notice until the time of the AGM and may also be inspected at the AGM venue, as specified in this notice, from 9:00 a.m. London time (4:00 a.m. EST) on the day of the AGM until the conclusion of the AGM:

14.1.	the executive directors’ service contracts; and

14.2.	letters of appointment of the non-executive directors.

15.

You may not use any electronic address (within the meaning of section 333(4) of the Companies Act) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Concert Party information

The persons whose names are listed in the table below (the “Concert Party”), are considered to be acting in concert with each other in relation to the Company for the purposes of the City Code on Takeovers and Mergers (the “Takeover Code”) as at the date of this document.

As at Friday 8 November 2024 (the latest practicable date before the publication of this document), the members of the Concert Party held in aggregate, 2,282,761 Class A ordinary shares and 13,513,474 Class B ordinary shares, representing approximately 73.8% of the voting rights in Endava.

As the Concert Party held more than 50% of the voting rights in Endava as of 8 November 2024 (the latest practicable date before the publication of this document), and assuming that no other acquisitions or dispositions of Endava shares by any member of the Concert Party have taken place between Friday 8 November 2024 (the latest practicable date before the publication of this document) and Tuesday 12 November 2024 (the date of this document), members of the Concert Party would be able, subject to Note 4 on Rule 9.1 of the Takeover Code, to acquire further interests in shares in the capital of Endava without incurring any obligation under Rule 9 of the Takeover Code to make a general offer.

The table below sets out the respective interests in the Company of the Concert Party members as of Friday 8 November 2024 (the latest practicable date before the publication of this document).

Concert Party information cont’d

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power†
	Shares	%	Shares	%	%
John Cotterell(1)	131,236	*	8,500,000	60.4	45.9
Alex Day(2)	822	*	2,051,766	14.6	11.1
Goran Stevanovic (3)	3,359	*	1,662,500	11.8	9.0
Valentin Metzger(4)	145,000	*	450,000	3.2	2.5
Julian Bull(5)	2,383	*	461,204	3.3	2.5
William Breach(6)	252,362	*	—	—	*
Steve Harding(7)	23,842	*	227,775	1.6	1.2
Rob Machin(8)	117,642	*	—	—	*
Teodor Torgie (9)	286,782	*	—	—	*
Barry Risby(10)	100,000	*	160,229	1.1	*
Andrew Allan(11)	220,000	*	—	—	*
Simon Whittington	206,170	*	—	—	*
Justin Marcucci (12)	87,986	*	—	—	*
Richard Randall	82,838	*	—	—	*
Vasile Nedelciuc	100,000	*	—	—	*
Michael Kinton	242,293	*	—	—	*
Graham Lee (13)	280,046	*	—	—	*
All members of the Concert Party as a group (17 persons) (14)	2,282,761	5.0	13,513,474	96.0	73.8

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all Class A ordinary shares and Class B ordinary shares, voting as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. The Class A ordinary shares and Class B ordinary shares will vote together on all matters (including the election of Directors) submitted to a vote of shareholders.

(1)

Consists of (1) 131,236 Class A ordinary shares beneficially held by Mr. Cotterell, (2) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (3) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.

(2)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(3)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(4)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(5)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(6)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(7)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(8)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan
(9)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(10)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(11)	Excludes Class A ordinary shares issuable under the Non-Executive Director Plan.
(12)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(13)	Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan.
(14)	Excludes (1) Class A ordinary shares issuable under the 2018 Equity Incentive Plan and (2) Class A ordinary shares issuable under the Non-Executive Director Plan.

As of Friday 8 November 2024 (the latest practicable date before the publication of this document), John Cotterell, the Company’s Chief Executive Officer, beneficially held shares representing approximately 45.75% of the voting rights of the outstanding share capital of the Company. Accordingly, except with the consent of the Panel on Takeovers and Mergers, Mr. Cotterell will not be able to acquire further or additional interests in shares that increase the

Concert Party information cont’d

percentage of shares carrying voting rights in which he is interested without being required to make a mandatory offer to all holders of any class of existing share capital or other class of securities carrying voting rights in the Company to acquire the balance of all such interests in the Company.

In the event that other holders of Class B ordinary shares sell or transfer their shares to third parties, resulting in a redesignation of such Class B ordinary shares as Class A ordinary shares, this will result in Mr. Cotterell’s interest in the Company passively increasing as a percentage of total shares carrying voting rights outstanding, including through 50% of the voting rights.

Endava plc

Registered Office

125 Old Broad Street

London EC2N 1AR

United Kingdom

Tel: +44 20 7367 1000

Registrar

Link Group

Central Square

29 Wellington Street

Leeds LS1 4DL

United Kingdom

Tel: 0371 664 0300

Tel: +44 371 664 0300 (outside the UK)

ADS Depositary

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-3077

USA

Tel: 1-877-CITI-ADR (toll free)

Tel: 1-781-575-4555 (outside US)

E-mail at: Citibank@shareholders-online.com